UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment no. 4)*

                               Staff Leasing, Inc.
                                (Name of Issuer)

                     Shares of Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                   0008523811
                                 (CUSIP Number)


   Banque Nationale de Paris                        Paul E. Glotzer, Esq.
        499 Park Avenue                       Cleary, Gottlieb, Steen & Hamilton
      New York, NY 10022                              One Liberty Plaza
        (212) 415-9600                                New York, NY 10006
Attention: Jean-Pierre Bernard                          (212) 225-2000

                             Anthony F. Essaye, Esq.
                         Clifford Chance Rogers & Wells
                            607 Fourteenth Street, NW
                            Washington, DC 20005-2018
                                 (202) 434-0700

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 30, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0008523811

1.   NAME OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Banque Nationale de Paris

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0*

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0*

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     BK

* Banque Nationale de Paris may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein through its ownership of Paribas and its indirect ownership of Paribas North America and Paribas Principal Incorporated. Such shares of Staff Leasing, Inc. are not included above so as to avoid double counting.

CUSIP No. 0008523811

1.   NAME OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Paribas

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0*

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0*

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     BK

* Paribas may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein through its ownership of Paribas North America and its indirect ownership of Paribas Principal Incorporated. Such shares of Staff Leasing, Inc. are not included above so as to avoid double counting.

CUSIP No. 0008523811

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Paribas North America, Inc.
     I.R.S. Identification No. 13-1929559

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC,OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     425,000*

8.   SHARED VOTING POWER

0

9.   SOLE DISPOSITIVE POWER

     425,000*

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     425,000*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.0

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

* Paribas North America, Inc. may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein by Paribas Principal Incorporated through its ownership of Paribas Principal Incorporated. Such shares of Staff Leasing, Inc. are not included above so as to avoid double counting.

CUSIP No. 0008523811

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Paribas Principal Incorporated
     I.R.S. Identification No. 13-3529118

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC,OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     2,321,891

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     2,321,891

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,321,891

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

         Banque Nationale de Paris ("BNP"), Paribas, Paribas North America, Inc. ("PNA"), and Paribas Principal Incorporated ("PPI" and collectively with BNP, Paribas, and PNA, the "Reporting Persons") hereby amend the report on Schedule 13D, dated March 19, 1999 as amended by Amendment No. 1 dated April 8, 1999, Amendment No. 2 dated April 22, 1999, and Amendment No. 3 dated December 22, 1999 (the initial Schedule 13D and the amendments thereto, collectively, the "Schedule 13D"), filed by PNA, PPI and Paribas in respect of the common stock, par value $.01 per share (the "Common Stock"), of Staff Leasing, Inc., a Florida corporation (the "Company"). Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D. The principal executive offices of the Company are located at 600 301 Boulevard West, Suite 202, Bradenton, FL 34205.

Item 2.  Identity and Background.

         The first paragraph of Item 2 is amended and restated in its entirety as follows:

                  "This statement is being filed by (i) PPI, a corporation organized under New York law, (ii) PNA, a corporation organized under Delaware law, (iii) Paribas, a banking organization established under the laws of the Republic of France which engages in activities and maintains holdings in a number of jurisdictions, and (iv) BNP, a banking organization established under the laws of the Republic of France which engages in activities and maintains holdings in a number of jurisdictions.

         The first sentence of the second paragraph of Item 2 is amended and restated as follows:

                  "PPI is a wholly-owned subsidiary of PNA which in turn is a wholly-owned subsidiary of Paribas, which itself is a wholly-owned subsidiary of BNP."

         The first sentence of the fourth paragraph of Item 2 is amended and restated as follows:

                  "Paribas, a wholly-owned bank subsidiary of BNP, engages in banking and financial services worldwide."

         Item 2 is hereby amended by adding the following paragraph after the fourth paragraph thereof:

                  "BNP is a Societe Anonyme, or limited liability banking corporation, organized under the laws of the Republic of France, the principal businesses of which are the conduct of retail banking activities in France and of corporate and private banking and other activities in France and around the world. The principal address of BNP is 16, boulevard des Italiens 75009, Paris, France."

         The sixth paragraph (the fifth paragraph prior to this Amendment No. 4) of Item 2 is amended and restated as follows:

                  "The attached Schedule I is a list of the executive officers and directors of PPI, PNA, Paribas, and BNP, which contains the following information with respect to each such person: (i) name; (ii) business address;
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship."

         The final paragraph of Item 2 of the Schedule 13D is amended and restated as follows:

                  "During the last five years, neither PPI, PNA, Paribas, BNP nor, to the best of PPI's, PNA's, Paribas' or BNP's knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended to reflect the changes in the plan of the Reporting Persons regarding the Company, by deleting the paragraph of Item 4 commencing with the words: "Except as disclosed in this Item
4 . . . ." and inserting the following instead:

                  "PPI, by a letter of intent dated March 29, 2000 (the "LOI" attached hereto as Exhibit 5), has entered into an agreement with a U.S. investment advisory company, to sell a fraction of its ownership interest in the Company. Confidential treatment has been requested as to portions of this LOI not involving the potential sale of the Company's stock. It is anticipated that the U.S. investment advisory company will acquire 212,500 shares of Common Stock and warrants exercisable into 507,993 shares of Common Stock. PPI will retain an approximately 9.3% ownership interest in the Company after the sale.

                  Except as disclosed in this Item 4, none of the Reporting Persons has any current plan or proposals which relate to or in:

                  (a)  The   acquisition   by  any  such  person  of  additional
         securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company, including any plan or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) Any action similar to any of those enumerated above."

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                  "Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person. None of the Reporting Persons beneficially owns shares of any other class of capital stock of the Company.



               Number of Shares         Number of Shares                                Percentage of
              Beneficially Owned    Beneficially Owned with    Aggregate Number of   Class Beneficially
             with Sole Voting and      Shared Voting and       Shares Beneficially        Owned (2)
    Name     Dispositive Power(1)      Dispositive Power              Owned
Reporting
Persons(3)         2,746,891                    0               2,746,891                 12.7%
PPI(4)             2,321,891                    0               2,321,891                 10.7%
PNA(5)               425,000                    0                 425,000                  2.0%
Paribas(6)                 0                    0                       0                  0%
BNP(7)                     0                    0                       0                  0%


                  (1) Pursuant to Rule 13d-3 under the Exchange Act, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power" (which includes the power to vote or to direct the voting of such security) or "investment power" (which includes the power to dispose or to direct the disposition of such security). A person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership (such as by exercise of options of pursuant to a conversion feature of a security) on or within 60 days after the date hereof. In addition, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to a beneficial owner of securities as to which he or she may disclaim any beneficial interest.



                  (2) The percentages of Common Stock indicated in this table are based on the 21,709,542 shares of Common Stock outstanding as of December 31 1999, as disclosed in the Company's most recent Form 10-K filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

                  (3) Includes (i) 1,323,521 shares of Common Stock owned of record by PPI, (ii) warrants to purchase 998,370 shares of Common Stock owned of record by PPI, and (iii) 425,000 shares of Common Stock owned of record by PNA.

                  (4) Includes (i) 1,323,521 shares of Common Stock owned of record by PPI, and (ii) warrants to purchase 998,370 shares of Common Stock owned of record by PPI.

                  (5) Includes 425,000 shares of Common Stock owned of record by PNA. PNA may also be considered the beneficial owner of the shares reported by PPI herein through its ownership of PPI. Such shares are not included in the table so as to avoid double counting.

                  (6)Paribas may be considered the beneficial owner of the shares reported by PPI and PNA herein through its ownership of PNA. Such shares are not included in the table so as to avoid double counting.

                  (7) BNP may be considered the beneficial owner of the shares reported by PPI, PNA and Paribas herein through its 100% ownership of Paribas. Such shares are not included in the table so as to avoid double counting.

                  To the best knowledge of BNP, Paribas, PPI, and PNA, no executive officer or director of PPI or PNA beneficially owns any securities of the Company except that certain executive officers and directors of PNA and PPI beneficially own an aggregate of 154,951 shares of Common Stock (representing 0.7% of the outstanding shares of Common Stock) and warrants exercisable into 153,569 shares of Common Stock (representing 0.7% of the outstanding shares of Common Stock) and have sole voting and dispositive power with respect thereto. The Reporting Persons do not have any reason to believe that any executive officer or director of BNP or Paribas beneficially owns any securities of the Company although no actual inquiry of such persons has been made."


Item 7.  Materials to be Filed as Exhibits.

         Item 7 is amended to restate Exhibit 4 as follows:

                  "4. Joint Filing Agreement, dated April 6, 2000 among the Reporting Persons."

         Item 7 is amended to add the following:

                  "5.      Letter of Intent, dated March 29, 1999."*

*  Reflects the deletion of confidential information.

                                    SIGNATURE

         Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

April 6, 2000

                                            BANQUE NATIONALE DE PARIS



                                            By:   /s/ Jean-Pierre Bernard
                                                  ___________________
                                                  Name:  Jean-Pierre Bernard
                                                  Title: Chief Operating Officer



                                            Paribas



                                            By:   /s/ M.S. Alexander
                                                  ___________________
                                                  Name:  M. S. Alexander
                                                  Title: Managing Director



                                            Paribas North America, Inc.



                                            By:   /s/ Evertt Schenk
                                                  ___________________
                                                  Name:  Everett Schenk
                                                  Title: Chief Executive Officer


                                            Paribas Principal, Incorporated



                                            By:   /s/ M.S. Alexander
                                                  ___________________
                                                  Name:  M. S. Alexander
                                                  Title: President

                                                                      Schedule I

         The introductory paragraph to Schedule I is hereby amended and restated as follows:

                  "The  following   tables  set  forth  for  the  directors  and
         executive officers of PPI, Paribas, PNA, and BNP (i) name and citizenship of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted."

         Schedule I is hereby amended and restated in its entirety by the following:

                  The following tables set forth for the directors and executive officers of PPI, Paribas, PNA and BNP (i) the name and citizenship of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted.


                                       A.

                                PPI BOARD MEMBERS


Name/Position              Citizenship               Present Principal occupation or employment and
                                                     name and business address of employer

M.S. Alexander             United States             President/Director         President/ Paribas Principal, Inc
                                                                                787 Seventh Avenue, NewYork,
                                                                                NY 10019

Philippe Blavier           France & U.S.             Director                   Banker/Paribas, 3 rue d'Antin,
                                                                                75002 Paris, France

Jeffrey Youle              United States             Secretary/Director         Managing Director Paribas
                                                                                New York Branch, 787 Seventh
                                                                                Avenue, New York, New York
                                                                                10019

Everett Schenk             United States             Director                   Banker/Paribas,787 Seventh
                                                                                Avenue, New York, NY 10019

Herve Couffin              France                    Director                   Paribas Affaires Industrielles
                                                                                Executive Committee Member
                                                                                3 rue d'Antin, 75002 Paris,
                                                                                France

Gary Binning               United States             Director                   Partner, Paribas Principal
                                                                                Partners, 787 Seventh Avenue,
                                                                                New York, New York
                                                                                10019

Donald Ercole              United States             Director                   Managing Director Paribas New
                                                                                York Branch, Merchant Banking, 787
                                                                                Seventh Avenue, New York, New York 10019

Donna Kiernan              United States             Chief Financial Officer    Chief Financial Officer
                                                                                Paribas, Paribas, 787 Seventh
                                                                                Avenue, New York, NY 10019

George Billeci             United States             Assistant Secretary        Associate, Paribas
                                                                                New York Branch, Merchant Banking,
                                                                                787 Seventh Avenue,
                                                                                New York, NY 10019


                                       B.

                           PARIBAS SUPERVISORY BOARD &
                               BOARD OF MANAGEMENT
                            (as of November 30, 1999)

Name/Position                       Citizenship               Present Principal occupation or employment
                                                              and name and business address of employer

SUPERVISORY BOARD
Michel Francois-Poncet                         France          Chairman of the Supervisory Board of
Chairman of Supervisory Board                                  Paribas
                                                               3, rue d'Antin, 75002 Paris, France

Jean Gandois                                   France          President
Vice-Chairman of Supervisory Board                             Cockerill Sambre.
                                                               4 rue Quentin Bauchart, 75008 Paris, France

Euan Baird                                     United Kingdom  President
Member of Supervisory Board                                    Schlumberger
                                                               42, rue Saint Dominque, 75007 Paris, France

Claude Bebear                                  France          President
Member of Supervisory Board                                    AXA
                                                               21/23, avenue de Matignon, 75008 Paris, France

Antonio Borges                                 Portugal        Dean of INSEAD Business School
Member of Supervisory Board                                    Boulvard de Constance, 77305 Fountainbleau
                                                               Cedex, France






Paul Desmarais                                 Canada          President
Member of Supervisory Board                                    Power Corporation
                                                               751 Victoria Square, Montreal, Quebec, Canada

Thierry Desmarest                              France          President
Member of Supervisory                                          Board COMPAGNIE FRANCAISE DES PETROLES TOTAL
                                                               Tour Total, 24 Cours Michelet,
                                                               92080 PUTEAUX,
                                                               France

Paul-Louis Halley                              France          President
Member of Supervisory Board                                    Promodes
                                                               Route de Paris Zi, 14120 MONDEVILLE

Antione Jeancourt-Galignani                    France          President
Member of Supervisory Board                                    ASSURANCES GENERALE DE FRANCE
                                                               87, rue de Richelieu, 75002 Paris, France

Denis Kessler                                  France          President
Member of Supervisory                                          Board  FEDERATION FRANCAIS DES SOCIETES
                                                               D'ASSURANCES
                                                               26 Boulevard HAUSSMANN,  75009
                                                               Paris, France
                                                               (Vice President -MEDEF)

Alexandre Lamfalussy                           Belgium         President
Member of Supervisory Board                                    Insitut D'etudes Europeennes'

Colette Neuville                               France          President
Member of Supervisory Board                                    Association for the Defense of Minority Shareholders
                                                               5, rue Au Lin, 98000 Chartres, France

Pierre Nourrit                                 France          Employee
Member of Supervisory Board                                    Paribas
                                                               3, rue d'Antin, 75002 Paris, France

Jean-Rene Fourtou                              France          Chairman of the Supervisory Board
Member of Supervisory Board                                    Aventis

Isabelle Gendre                                France          Employee
Member of Supervisory Board                                    Paribas
                                                               3, rue d'Antin, 75002 Paris, France

Monique Notel                                  France          Employee
Member of Supervisory Board                                    Paribas
                                                               3, rue d'Antin, 75002 Paris, France


BOARD OF MANAGEMENT

Michel Pebereau                                France          Chief Executive Officer
Chairman of the Board of Management                            Paribas
                                                               16 boulevard des Italiens, 75009 Paris, France

Jean Clamon                                    France          Member of the Board of Management
Member of the Board of Management                              Paribas
                                                               3, rue d'Antin, 75002 Paris, France

Dominique Hoenn                                France          Member of the Board of Management
Member of the Board of Management                              Paribas
                                                               3, rue d'Antin, 75002 Paris, France

Bernard Muller                                 France          Member of the Board of Management
Member of the Board of Management                              Paribas
                                                               3, rue d'Antin, 75002 Paris, France

Amaury-Daniel de Seze                          France          Member of the Board of Management
Member of the Board of Management                              Paribas
                                                               3, rue d'Antin, 75002 Paris, France


EXECUTIVE COMMITTEE

Philippe Blavier                               France &        Global Head of Corporate Banking
Member of the Board of Management              United States   Paribas
                                                               3, rue d'Antin, 75002 Paris, France

Michel Clair                                   France          Member of the Board of Management
Member of the Board of Management                              Paribas
                                                               3, rue d'Antin, 75002 Paris, France


                                       c.

                           PARIBAS NORTH AMERICA, INC.
                             OFFICERS AND DIRECTORS
                               (December 29, 1999)


Name/Position                       Citizenship            Present Principal occupation or employment
                                                           and name and business address of employer

Dominique Hoenn                     France                 Banker
Chairman of the Board                                      Paribas
                                                           3 rue d'Antin, 75002 Paris France

Bernard Allorent                    France                 Banker
Director                                                   Paribas
                                                           3 rue d'Antin, 75002 Paris France

Philippe Blavier                    France                 Banker
Director                                                   Paribas
                                                           3 rue d'Antin, 75002 Paris France

Christian Manset                    France                 Banker
Director                                                   Paribas
                                                           3 rue d'Antin, 75002 Paris France

Amaury de Seze                      France                 Banker
Director                                                   Paribas
                                                           3 rue d'Antin, 75002 Paris France

David Brunner                       United States          Banker
Director                                                   Paribas
                                                           787 7th Avenue
                                                           New York, New York 10019

Alain Louvel                        France                 Banker
Director                                                   Paribas
                                                           787 Seventh Avenue
                                                           New York, New York 10019

Everett Schenk                      United States          Banker
Director and                                               Paribas
Chief Executive Officer                                    787 Seventh Avenue
                                                           New York, New York  10019




                                       d.

Except as otherwise noted, the address of each such person in this Part D is 16, boulevard des Italiens 75009 Paris, France.

                                    EXECUTIVE OFFICERS AND DIRECTORS OF BNP

                                                      Present principal occupation or employment and name and business address of employer
Name/Position                        Citizenship

Michel Pebereau/                     France           Chairman and Chief Executive Officer
Director
Patrick Auguste/ Director            France           Executive, BNP
                                                      Banque Nationale de Paris
                                                      33/35, avenue de Lowendal
                                                      75015 Paris
                                                      France
Jean-Louis Beffa/                    France           Chairman and Chief Executive Officer,
Director                                              Saint-Gobain

                                                      Compagnie de Saint-Gobain
                                                      "Les Miroirs"
                                                      18, avenue d'Alsace
                                                      92060 Paris-La Defense
                                                      France
Jacques Friedmann/                   France           Chairman of the Supervisory Board, AXA-UAP
Director
                                                      AXA-UAP
                                                      9, Place Vendome
                                                      75001 Paris
                                                      France
Jean-Marie Gianno/                   France           Employee BNP
Director
                                                      Banque Nationale de Paris
                                                      2, Boulevard Victor Hugo
                                                      06000 Nice
                                                      France
Francois Grappotte / Director        France           Chairman and CEO, Legrand

                                                      Legrand

                                                      128, avenue Delattre de Tassigny

                                                      87045 - Limoges Cedex, France

Philippe Jaffre/                     France           (was previously Chairman and Chief Executive Officer,
Director                                              Elf Aquitaine)

                                                      SAFREP
                                                      38, rue Marbeuf
                                                      75008 - Paris
                                                      France

Alain Joly/                          France           Chairman and Chief Executive Officer,
Director                                              L'Air Liquide

                                                      L'Air Liquide
                                                      75, Quai d'Orsay
                                                      75007 Paris
                                                      France

Jean-Marie Messier / Director        France           Chairman and CEO, Vivendi
                                                      42, avenue de Friedland
                                                      75008 - Paris
                                                      France

Philippe Mussot/                     France           Employee, BNP
Director
                                                      Banque Nationale de Paris
                                                      1, Place de la Republique
                                                      72000 Le Mans
                                                      France
Lindsay Owen-Jones/                  England          Chairman and Chief Executive Officer, L'Oreal
Director
                                                      L'Oreal
                                                      41, rue Martre
                                                      92117 Clichy
                                                      France

David Peake/                         England          Chairman of the Board, BNP-UK Holdings Limited
Director
                                                      BNP-UK Holdings Limited
                                                      8-13 King William Street
                                                      P.O. Box 416
                                                      London EC4P 4 HS
                                                      England

Louis Schweitzer/                    France           Chairman and Chief Executive Officer, Renault
Director
                                                      Renault
                                                      34, Quai du Point du Jour
                                                      92100 Boulogne-Billancourt
                                                      France

Rene Thomas/                         France           Honorary Chairman
Director

Jacques-Henri Wahl/                  France           Adviser to the Chairman
Director

Bernhard Walter/                     Germany          Chairman of the Board, Dresdner Bank
Director
                                                      Dresdner Bank
                                                      Jurgen-Ponto-Platz 1
                                                      60301 Frankfurt
                                                      Germany

Baudouin Prot/                       France           President and Chief Operating Officer
President and COO

Georges Chodron de Courcel/          France           Group Executive Vice President
Executive VP

Vivien Levy-Garboua/                 France           Group Executive Vice President
Executive VP

Christian Aubin/                     France           Adviser to the Chairman
Advisor to Chairman

Jean-Francois Lepetit/               France           Adviser to the Chairman;
Advisor to Chairman                                   Executive Vice President, Asset/Liability Management

Bernard Lemee/                       France           Senior Executive Vice President,
Senior Executive VP                                   Human Resources

Alain Moynot/                        France           Senior Executive Vice President,
Senior Executive VP                                   Domestic Network

Philippe Bordenave/                  France                Chief Financial Officer
CFO

Jacques Desponts/ Executive VP       France           Executive Vice President,
                                                      International Trade Finance

Herve Gouezel/ Executive VP          France           Executive Vice President,
                                                      Organization and Information Services

Michel Konczaty/ Executive VP        France           Executive Vice President,
                                                      Structured Finance

Marc Lavergne/ Executive VP          France           Executive Vice President,
                                                      Management Audit and Inspection

Chantal Mazzacurati /                France           Executive Vice President
Executive VP
                                                      Equities

Pierre Mariani/ Chairman of          France           Chairman of the Management Board of Banexi
the Management Board of Banexi

Yves Martrenchar/ Executive VP       France           Executive Vice President,
                                                      Products and Markets

Michel Passant/ Executive VP         France           Executive Vice President,
                                                      Operational and Technical Support

Claude Porcherot/ Executive VP       France           Executive Vice President,
                                                      Domestic Subsidiaries and Real Estate

Ervin Rosenberg/ Executive VP        France           Executive Vice President,
                                                      Large Corporations and Institutions

Edouard Sautter/ Executive VP        France           Executive Vice President,
                                                      Risk Policy and Industry Research

Antoine Sire / Director of           France           Communication and Advertising
Communication and Advertising

Jean Thomazeau/ Executive VP         France           Executive Vice President,
                                                      Risks (International Banking and Finance)

Laurent Treca/ Executive VP          France           Executive Vice President,
                                                      Business Development

                                            Exhibit Index
Exhibit No.
----------------------------------------------------------------


4. Joint Filing Agreement, dated April 6, 2000 among the Reporting Persons

5. Letter of Intent dated March 29, 2000.*

____

* Portions of which have been omitted pursuant to a request for confidential treatment.

         The fourth exhibit is replaced with the following:

                                                                       Exhibit 4
                                                                   April 6, 2000
                             Joint Filing Agreement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of us.



BANQUE NATIONALE DE PARIS



By:___________________
      Name:  Jean-Pierre Bernard
      Title: Chief Operating Officer



PARIBAS



By:___________________
      Name:  M. S. Alexander
      Title: Managing Director



PARIBAS NORTH AMERICA, INC



By:___________________
      Name:  Everett Schenk
      Title: Chief Executive Officer



PARIBAS PRINCIPAL, INCORPORATED



By:___________________
      Name:  M. S. Alexander
      Title: President

                                                                       Exhibit 5

* * * * Indicates that confidential information has been omitted and filed separately with the Commission.




                                                        PRIVATE AND CONFIDENTIAL

                                LETTER OF INTENT

                                                                  March 29, 2000

Paribas
3, rue d'Antin
Cedex 02
Paris, France  75078

Gentlemen:

         This letter will confirm our mutual understanding and intentions concerning [the sale and purchase of 212,500 shares of common stock and warrants exercisable into 507,993 shares of common stock of Staff Leasing, Inc.] * * * *.

         * * * *

         During the period from the date hereof until 30 days from the signing of this letter, neither Paribas nor any of its affiliates, officers, directors, associates, shareholders, advisors, agents or representatives shall take any action to, directly or indirectly, encourage, initiate, solicit, or engage in discussions or negotiations with, or provide any information to, any entity or person other than * * * * (and its affiliates and representatives) concerning any sale or similar transaction with respect to [this sale] * * * *.


         None of the parties (nor any affiliate thereof) shall issue any press release or make any other disclosure to any third person relating to or connected with, this letter or the matters contained herein without obtaining the prior approval of the other party, except (i) each of the parties hereto may disclose this letter to its officers, directors and advisors (so long as such parties keep this letter and its contents confidential), (ii) * * * * may make disclosures to its financing sources, * * * * and (iv) each party may make such disclosures as may be required by law.

         * * * *

         * * * * and Paribas shall each bear their respective legal and due diligence costs and expenses.

         This letter shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed within such State.

         This letter may be executed in one or more counterparts, each of which shall be an original, but all such counterparts shall together constitute but one and the same instrument. This letter shall not be amended or modified except in writing signed by the parties hereto.

         If the foregoing correctly sets forth our mutual, understanding and intentions with respect to he proposed Transaction, please so indicate by signing the enclosed copy of this letter, and returning it to us no later than 5:00 p.m. on March 30, 2000.

                                                     * * * *

                                                     By:
                                  Name: * * * *
                                 Title: * * * *

Confirmed and Agreed, this
30th day of March 2000


Paribas


By: /s/ HERVE COUFFIN
Name:  Herve Couffin
Title:   Member of the Executive Committee of PAI